EXHIBIT 99.1

Stantec reports strong second quarter 2023 results, achieves record backlog and increases guidance for the full year

Q2 2023 Highlights

  Net revenue of $1.3 billion, an increase of 14.5% over Q2 2022
  Adjusted EBITDA margin1 of 17.5% (excluding LTIP revaluation)
  Adjusted diluted EPS1 of $0.99, up 19.3% over Q2 2022
  Backlog of $6.6 billion, up 11.4% since December 31, 2022
  Increased full year guidance for 2023 net revenue and adjusted diluted EPS

EDMONTON, Alberta and NEW YORK, Aug. 09, 2023 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and six month periods ended June 30, 2023.

Stantec generated net revenue of $1.3 billion in the second quarter of 2023 on the strength of 11.2% organic growth1. For the sixth consecutive quarter, every regional and business operating unit delivered organic net revenue growth, with notable organic growth achieved in Water (16.2%), Environmental Services (12.1%), and Energy & Resources (12.0%). Adjusted EBITDA margin increased by 20 basis points over Q2 2022 to 16.9%, despite a significant expense related to the revaluation of Stantec's long-term incentive plan (LTIP), due primarily to strong share price appreciation in the quarter. Excluding the revaluation, adjusted EBITDA margin was 17.5%. Stantec delivered diluted earnings per share (EPS) of $0.79, and record second quarter adjusted diluted EPS of $0.99. Backlog at the end of June 30, 2023 reached $6.6 billion, a new all-time high, driven primarily by organic growth of 10.0% since December 31, 2022.

“We continue to deliver significant growth in revenue and earnings driven by strong performance across all our regional and business operating units,” said Gord Johnston, President and CEO. "As a result of our strong year-to-date results and our expectation of continued favorable market fundamentals for the remainder of the year, we are increasing our net revenue and adjusted earnings per share guidance for 2023.”

Q2 2023 compared to Q2 2022

  Net revenue increased 14.5% or $162.0 million to $1.3 billion, primarily driven by 11.2% organic growth. Double-digit organic growth was achieved in all regions and in Water, Environmental Services, and Energy & Resources businesses.
  Project margin increased $91.3 million or 15.1% to $694.0 million. As a percentage of net revenue, project margin increased by 30 basis points to 54.3%.
  Adjusted EBITDA1 increased $29.3 million or 15.7% to $216.0 million. Adjusted EBITDA margin increased by 20 basis points over Q2 2022 to 16.9%, despite a significant expense related to the revaluation of the Company's LTIP, primarily due to strong share price appreciation in the quarter. Excluding the revaluation, adjusted EBITDA margin was 17.5%.
  Net income increased 45.0%, or $27.3 million, to $88.0 million, and diluted EPS increased 43.6%, or $0.24, to $0.79, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income1 and adjusted diluted EPS achieved record highs in the quarter. Adjusted net income grew 18.1%, or $16.8 million, to $109.4 million, achieving 8.6% of net revenue (9.0% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 19.3% to $0.99 ($1.04 without the effect of the LTIP revaluation).
  Contract backlog increased to $6.6 billion at June 30, 2023, a record high reflecting 10.0% organic growth from December 31, 2022—with double-digit organic backlog growth in Stantec's US and Canada operations as well as in Environmental Services and Water. Contract backlog represents approximately 13 months of work—an increase of one month from December 31, 2022.
  Operating cash flows increased $35.4 million, with cash inflows of $31.0 million, reflecting strong revenue growth and operational performance. This compares to $4.4 million outflows in the comparative period, which resulted primarily from the Cardno financial system integration.
  DSO1 was 81 days, consistent with December 31, 2022 and March 31, 2023.
  On June 30, 2023, Stantec acquired Environmental Systems Design, Inc. (ESD), a 300-person firm headquartered in Chicago that provides building engineering services, specializing in mission critical and data center services.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2023 was 1.8x, remaining within Stantec's internal target range of 1.0x to 2.0x, and reflecting the impact of funding the ESD acquisition on the last day of the reporting period.
  On June 27, 2023, Stantec issued $250 million senior unsecured notes due June 27, 2030 that bear interest at a fixed rate of 5.393% per annum. These notes were assigned an investment-grade credit rating of BBB by DBRS Limited. Additionally, the Company entered into and fully drew upon an unsecured bilateral term credit facility of $100 million that matures on June 17, 2024. The proceeds of both the notes and new term facility were used to repay a portion of existing indebtedness on the revolving credit facility.
  On August 9, 2023, the Board of Directors declared a dividend of $0.195 per share, payable on October 16, 2023, to shareholders of record on September 29, 2023.

Year-to-date Q2 2023 compared to year-to-date Q2 2022

  Net revenue increased 15.7% or $340.4 million to $2.5 billion, primarily driven by 11.7% organic growth. Double-digit organic growth was achieved in all regions and in the Water, Environmental Services, and Energy & Resources businesses.
  Project margin increased $184.2 million or 15.7% to $1.4 billion. As a percentage of net revenue, project margin remained consistent at 54.0%.
  Adjusted EBITDA increased $56.2 million or 16.6% to $395.1 million. Adjusted EBITDA margin increased by 20 basis points over the prior period to 15.8%, despite a significant expense related to the revaluation of the LTIP, primarily due to strong share price appreciation in the year to date. Excluding the revaluation, adjusted EBITDA margin was 16.4%.
  Net income increased 44.9%, or $47.4 million, to $152.9 million, and diluted EPS increased 45.3%, or $0.43, to $1.38, mainly due to strong net revenue growth and lower administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income grew 18.2%, or $29.3 million, to $190.3 million, achieving 7.6% of net revenue (8.1% without the effect of the LTIP revaluation), and adjusted diluted EPS increased 18.6% to $1.72 ($1.82 without the effect of the LTIP revaluation).
  Operating cash flows increased $66.1 million, with cash inflows of $67.7 million, reflecting strong revenue growth and operational performance. This compares to $1.6 million in the comparative period, which resulted primarily from the Cardno financial system integration.
  Year to date Q2 2023, Stantec repurchased 129,036 of common shares under the Company's Normal Course Issuer Bid (NCIB) program at a cost of $10.0 million.

______________________
1 Adjusted diluted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q2 2023 MD&A).

2023 Outlook

Stantec is revising and increasing certain targets contained within the Company's 2023 guidance (provided on page M-10 in the 2022 Annual Report) based on the strength of the Company's financial performance to date and the outlook for the balance of this year.

Stantec is raising its guidance for net revenue and adjusted diluted EPS growth and narrowing the target range for adjusted EBITDA as a percentage of net revenue.

	Previously Published 2023 Annual Range	Revised 2023 Annual Range
Targets
Net revenue growth	7% to 11%	10% to 13%
Adjusted EBITDA as % of net revenue (note)	16% to 17%	16.3% to 16.7%
Adjusted net income as % of net revenue (note)	above 7.5%	above 7.5%
Adjusted diluted EPS growth (note)	9% to 13%	12% to 15%
Adjusted ROIC (note)	above 10.5%	above 10.5%

In setting the revised targets and guidance, the average value for the US dollar was assumed to be $1.34, GBP to be $1.65, and AU $0.91. For all other underlying assumptions, see the Assumptions section of the Q2 2023 MD&A. These targets do not include the impact of revaluing the share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of the Q2 2023 MD&A.

Net Revenue

The Company is raising the net revenue growth target range to 10% to 13% (previously 7% to 11%), and overall organic net revenue growth target to high single digits (previously mid to high single digits). In Canada, Stantec now expects organic net revenue growth to be in the mid single digits (previously low single digits). Additionally, the Company now expects organic growth in the US to be in the low double digits (previously high single digits to low double digits), driven by momentum from the record-high US backlog and project opportunities arising from previously announced programs and acts. The Company also continues to expect Global to achieve mid to high single digit organic growth, driven by continued high levels of activity in the UK Water business and demand and stimulus in Environmental Services.

Adjusted EBITDA Margin

Stantec is narrowing the target range for adjusted EBITDA margin to 16.3% to 16.7% (previously 16.0% to 17.0%). This reflects the Company's confidence in continued solid project execution and operational efficiency.

Adjusted Diluted EPS

Based on the factors described above, Stantec is raising the target range for adjusted diluted earnings per share growth to 12% to 15% (previously 9% to 13%).

Consistent with guidance previously provided, these targets do not include the impact of revaluing share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022. For the year to date, this revaluation resulted in a $14.9 million expense (pre-tax), the equivalent of 60 basis points relative to net revenue and $0.10 per share.

The above targets also do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions.

Q2 2023 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,638.2	128.1%	1,376.6	123.3%	3,177.4	126.7%	2,690.5	124.2%
Net revenue	1,278.7	100.0%	1,116.7	100.0%	2,507.2	100.0%	2,166.8	100.0%
Direct payroll costs	584.7	45.7%	514.0	46.0%	1,153.2	46.0%	997.0	46.0%
Project margin	694.0	54.3%	602.7	54.0%	1,354.0	54.0%	1,169.8	54.0%
Administrative and marketing expenses	487.3	38.1%	431.6	38.6%	975.6	38.9%	857.7	39.6%
Depreciation of property and equipment	14.7	1.1%	14.4	1.3%	30.2	1.2%	28.6	1.3%
Depreciation of lease assets	30.2	2.4%	29.9	2.7%	61.1	2.4%	60.5	2.8%
Net impairment (reversal) of lease assets	0.4	0.1%	(2.6)	(0.2%)	(2.1)	(0.1%)	(2.6)	(0.1%)
Amortization of intangible assets	26.4	2.1%	26.2	2.3%	52.7	2.1%	50.5	2.3%
Net interest expense	22.3	1.7%	15.4	1.4%	43.0	1.7%	27.8	1.3%
Other	(0.8)	(0.1%)	8.4	0.8%	(3.8)	(0.1%)	9.1	0.4%
Income taxes	25.5	2.0%	18.7	1.7%	44.4	1.8%	32.7	1.5%
Net income	88.0	6.9%	60.7	5.4%	152.9	6.1%	105.5	4.9%
Basic and diluted earnings per share (EPS)	0.79	n/m	0.55	n/m	1.38	n/m	0.95	n/m
Adjusted EBITDA (note)	216.0	16.9%	186.7	16.7%	395.1	15.8%	338.9	15.6%
Adjusted net income (note)	109.4	8.6%	92.6	8.3%	190.3	7.6%	161.0	7.4%
Adjusted diluted EPS (note)	0.99	n/m	0.83	n/m	1.72	n/m	1.45	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m	0.390	n/m	0.360	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2023 MD&A).
n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q2 2023	Q2 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	320.3	291.6	28.7	—	n/a	28.7	9.8%
United States	667.2	565.9	101.3	3.1	29.2	69.0	12.2%
Global	291.2	259.2	32.0	—	4.5	27.5	10.6%
Total	1,278.7	1,116.7	162.0	3.1	33.7	125.2
Percentage Growth			14.5%	0.3%	3.0%	11.2%

Backlog

(In millions of Canadian dollars, except percentages)	Jun 30, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,395.3	1,249.2	146.1	—	n/a	146.1	11.7%
United States	4,252.6	3,715.9	536.7	188.1	(79.8)	428.4	11.5%
Global	927.7	936.6	(8.9)	—	(25.1)	16.2	1.7%
Total	6,575.6	5,901.7	673.9	188.1	(104.9)	590.7
Percentage Growth			11.4%	3.2%	(1.8)%	10.0%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, August 10, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s second quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. This news release also reports the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, return on invested capital (ROIC) and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2023 Management’s Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of the Company's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding the Company's ability to capture future growth opportunities, adjusted diluted EPS and net revenue growth, adjusted EBITDA margin, ROIC, and the updated 2023 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and six month periods ended June 30, 2023, there has been no significant change in the risk factors from those described in Stantec's 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2022 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	88.0	60.7	152.9	105.5
Add back (deduct):
Income taxes	25.5	18.7	44.4	32.7
Net interest expense	22.3	15.4	43.0	27.8
Net impairment (reversal) of lease assets (note 1)	0.9	(1.9)	(2.0)	(1.9)
Depreciation and amortization	71.3	70.5	144.0	139.6
Unrealized (gain) loss on equity securities	(3.3)	12.5	(7.2)	18.5
Acquisition, integration, and restructuring costs (note 4)	11.3	10.8	20.0	16.7

Adjusted EBITDA	216.0	186.7	395.1	338.9

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	88.0	60.7	152.9	105.5
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	0.6	(1.5)	(1.6)	(1.5)
Amortization of intangible assets related to acquisitions (note 2)	14.6	15.7	29.1	30.2
Unrealized (gain) loss on equity securities (note 3)	(2.6)	9.5	(5.6)	14.1
Acquisition, integration, and restructuring costs (note 4)	8.8	8.2	15.5	12.7

Adjusted net income	109.4	92.6	190.3	161.0
Weighted average number of shares outstanding - diluted	111,015,228	111,054,142	110,953,350	111,287,552

Adjusted earnings per share - diluted	0.99	0.83	1.72	1.45

See the Definitions section of the Q2 2023 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment (reversal) of lease assets includes onerous contracts associated with the impairment for the quarter ended June 30, 2023 of $0.5 (2022 - $0.7) and for the two quarters ended June 30, 2023 of $0.1 (2022 - $0.7). For the quarter ended June 30, 2023, this amount is net of tax of $0.3 (2022 - $(0.4)). For the two quarters ended June 30, 2023, this amount is net of tax of $(0.4) (2022 - $(0.4)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2023, this amount is net of tax of $4.2 (2022 - $4.9). For the two quarters ended June 30, 2023 this amount is net of tax of $8.4 (2022 - $9.4).
note 3: For the quarter ended June 30, 2023, this amount is net of tax of $(0.7) (2022 - $3.0). For the two quarters ended June 30, 2023 this amount is net of tax of $(1.6) (2022- $4.4).
note 4: The add back of other costs primarily relates to integration expenses associated with acquisitions and restructuring costs. For the quarter ended June 30, 2023, this amount is net of tax of $2.5 (2022 - $2.6). For the two quarters ended June 30, 2023, this amount is net of tax of $4.5 (2022- $4.0).